# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ALERUS FINANCIAL CORP, CIK 0000903419
CUSIP: 01446U103
Title of class of securities: Common Stock, $1.00 par value per share
Address of issuer's principal executive offices: 401 DEMERS AVE, GRAND FORKS, North Dakota (ND), 58201
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001104659-20-021525
Filed by CIK 0001803603

## Reporting persons
- Alerus Financial Corp Employee Stock Ownership Plan: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: North Dakota (ND); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,036,396; sole dispositive power 0; shared dispositive power 1,036,396; aggregate amount beneficially owned 1,036,396 (4.1% of the class)
  Comment: With respect to item (5) above, consists of shares allocated to the accounts of the Alerus Financial Corporation Employee Stock Ownership Plan (ESOP) participants. Pursuant to the terms of the ESOP, these allocated shares are voted in accordance with the instructions of the individual participants on all matters requiring the vote of stockholders of Alerus Financial Corporation. If no voting instructions are received, the allocated shares are voted in a manner consistent with and proportionate to the voting instructions received from other participants.
  
  With respect to item (8) above, any decision to sell shares allocated to the account of an ESOP participant is made by the individual participant and then executed by the ESOP.
  
  With respect to item (11) above, based on 25,510,213 shares outstanding as of March 31, 2025.
  
  EXPLANATORY NOTE: Amendment No. 5 to Schedule 13G filed by the Alerus Financial Corporation ESOP on February 5, 2025, incorrectly disclosed ownership by the Alerus Financial Corporation ESOP of 2,013,442 shares of Alerus Financial Corporation common stock, or 7.90% of the class, at December 31, 2024. The correct numbers are 1,006,721 shares of common stock owned by the Alerus Financial Corporation ESOP, or 3.95% of the class, at December 31, 2024.

## Item 1. Issuer
Name of issuer: ALERUS FINANCIAL CORP
Address of issuer's principal executive offices: 401 DEMERS AVE, GRAND FORKS, NORTH DAKOTA, 58201.

## Item 2. Person Filing
Name of person filing: Alerus Financial Corporation Employee Stock Ownership Plan
Address of principal business office or, if none, residence:
401 Demers Avenue
Grand Forks, North Dakota 58201
Citizenship: The ESOP was formed under the laws of the State of North Dakota

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: 1,036,396
Percent of class:
4.1%*

* Based on 25,510,213 shares outstanding as of March 31, 2025.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,036,396
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,036,396

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Alerus Financial Corp Employee Stock Ownership Plan: Alerus Financial Corporation Employee Stock Ownership Plan Committee of the Board of Directors, Trustee; /s/ Teresa Wasvick, Teresa Wasvick, Chair (05/13/2025)